                      NATIONAL UNION FIRE INSURANCE COMPANY
                                OF PITTSBURGH, PA

                                  RIDER NO. #5

To be attached to and form part of Investment Company Blanket Bond No. 6214127 in favor of The Taiwan Fund, Inc.

     1. In consideration of the additional premium of $1,222, it is hereby understood and agreed that Item 3 of the Declaration Page is deleted in its entirety and replaced with the following:

ITEM 3. Limit of Liability -
        Subject to Section 9, 10, and 12 hereof:

                                                               Limit of Liability   Deductible Amount
                                                               ------------------   -----------------
        Insuring Agreement A -FIDELITY                              1,000,000                 0
        Insuring Agreement B -AUDIT EXPENSE                            25,000             5,000
        Insuring Agreement C -ON PREMISES                           1,000,000             5,000
        Insuring Agreement D -IN TRANSIT                            1,000,000             5,000
        Insuring Agreement E -FORGERY OR ALTERATION                 1,000,000             5,000
        Insuring Agreement F -SECURITIES                            1,000,000             5,000
        Insuring Agreement G -COUNTERFEIT CURRENCY                  1,000,000             5,000
        Insuring Agreement H -STOP PAYMENT                             25,000             5,000
        Insuring Agreement I -UNCOLLECTIBLE ITEMS OF DEPOSIT           25,000             5,000

OPTIONAL COVERAGES ADDED BY RIDER:

        Insuring Agreement J -COMPUTER SYSTEMS                      1,000,000             5,000
        Insuring Agreement K -UNAUTHORIZED SIGNATURES                  25,000             5,000
        Insuring Agreement L -AUTOMATED PHONE SYSTEMS
        Insuring Agreement M -TELEFACSIMILE

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

     2. Nothing herein shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or provisions of the attached bond other than as above stated.

     3. This rider shall become effective as of 12:01 a.m. on 05/27/2009 standard time as specified in the attached bond.


                                        By: /s/ Joan F. O'Sullivan
                                            ------------------------------------
                                            Authorized Representative